Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH PERIODS ENDED MAY 31, 2016 AND 2015

INTRODUCTION

This management discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and Biodroga Nutraceuticals Inc. (”Biodroga”), for the three-month periods ended May 31, 2016 and 2015. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month periods ended May 31, 2016 and 2015. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month periods ended May 31, 2016 and 2015 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on July 11, 2016. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‘’Related Party Transactions’’, ‘’Off-Balance Sheet Arrangements’’, ‘’Critical Accounting Policies and Estimates’’ or ‘’Risks and Uncertainties’’ to those outlined in the Corporation’s 2016 annual MD&A as filed with Canadian securities regulatory authorities on May 25, 2016. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Information disclosed in this report has been limited to what Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and non-IFRS operating loss (Operating loss before interest, taxes, depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company’s financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA and non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA or non-IFRS operating loss may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA and non-IFRS operating loss measurement by adding to net income (loss), finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA and non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss is presented later in this document.

BUSINESS OVERVIEW

Productivity Initiatives Generating Results

Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance is well underway. Amongst other things, Neptune is focusing on optimizing business processes and reducing general and administrative expenditures. As Neptune drives productivity efficiencies throughout the business, it should result in a strengthening of the financial results going forward. To date, Neptune has identified and implemented initiatives that are expected to generate 75% of the approximately $5.0 million targeted savings, with around 70% already being reflected in the results as of May 31, 2016.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Human Resources

Neptune, Acasti and Biodroga are currently employing 130 employees.

On June 29, 2016, the collective agreement has been signed for a 2-year period. The management is of the view that the certification will have no impact on Neptune’s operations and at its Sherbrooke plant.

Loan Financing

On April 20, 2016, the Corporation announced that it has signed a term loan of 2.10 million GBP ($3.822 million) with Bank and Clients PLC (“B&C”) based in the United Kingdom. The 4-year second rank secured term loan bears interest at a rate of 12% per annum and includes a 15-month moratorium on principal repayment following which, the loan is payable on a monthly basis over a 33-month period. Proceeds from the loan were used for working capital requirements such as receivables and inventory and to support further growth.

Patents and License Agreements

Appeal by Aker and Enzymotec of the PTAB’s decision: we are referring you to the annual 2016 MD&A for the details as nothing new occurred during this quarter.

Under the terms of the settlement agreement with Enzymotec entered into on April 27, 2014, royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office for a review of certain claims of Neptune’s Australian composition of matter patent (AU 2002322233). Enzymotec decided to pursue a patent re-examination. On May 25, 2015, the Australian Patent Office confirmed that all claims in Neptune Australian patents are patentable and this re-examination is now completed. On July 28, 2015, Enzymotec filed a second request for re-examination against the same patent, which was rejected in whole by the Australian patent office in early September 2015, confirming again the validity of Neptune’s Australian composition patent AU 2002322233. Enzymotec filed a third (rejected) and fourth request for re-examination in Australia in September and October. On May 16, 2016, the Australian Patent Office confirmed that all the claims in Neptune’s Australian patent were novel, but that a few were obvious, and therefore invalid. We disagree with the Australian Office’s statement on obviousness and we intend to respond. That being said, Enzymotec was not successful in its fourth attempt to invalidate the “royalty-triggering” claims and as such, royalties are owed to Neptune on sales in Australia since April 27, 2014 despite the recent Examiner report. No such royalty amount has been recognized in Neptune’s financial statements of the three-month period ended May 31, 2016. Neptune is working on recovering the royalties owed from Enzymotec.

About Acasti

Acasti is now corresponding with the Food and Drug Administration (“FDA”) about the next steps proposed for the clinical development plan of CaPre®. Such correspondence is meant to allow the FDA to provide feedback on Acasti’s plans and to clarify or answer specific questions that the FDA may have prior to such next steps toward the Phase III clinical program. Such correspondence can take the form of written correspondence, discussions and potential in person meetings with the FDA.

Acasti intends to conduct a Phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (> or = 500 mg/dL). Additional time and capital will be required to complete the Phase 3 trials and the filing of a New Drug Application (“NDA”) to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia.

Acasti intends to pursue the regulatory pathway for CaPre® under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and is conducting a bioavailability bridging study, comparing CaPre® to an omega-3 prescription drug as a means of establishing a scientific bridge between the two. This will help determine the feasibility of a 505(b)(2) regulatory pathway, while also optimizing the protocol design of a Phase III clinical program. The 505(b)(2) approval pathway has been used by many other companies and Acasti’s regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre® while benefiting most importantly from the substantial clinical and nonclinical data already available with other FDA-approved omega-3 prescription drugs. In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a NDA submission.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The finalization and execution of Acasti’s comprehensive Capre® development plan and definitive Phase III program, overall costs and timelines are contingent upon FDA review and direction. Acasti has recently received a positive response from the FDA on the CaPre® clinical development program. Consequently, Acasti has submitted an amendment to its current Investigational New Drug (“IND”) application for its bioavailability bridging study, while continuing to work closely with the FDA to ensure Acasti is aligned with their views on Capre®’s clinical development.

As planned, Acasti initiated and recently completed subject enrollment for the bioavailability bridging study. Acasti is expecting results of the study before the end of the year which should confirm Acasti’s chosen regulatory pathway.

On March 1, 2016, Acasti announced the resignations of Jerald D. Wenker, Harlan W. Waksal, Adrian Montgomery and Reed V. Tuckson as directors of Acasti effective February 29, 2016. At the same date, Acasti announced the appointment of Dr. Roderick Carter as Executive Chairman of the Board and Pierre Fitzgibbon as director of Acasti.

On March 22, 2016, Acasti received a Nasdaq Deficiency Letter confirming that Acasti is no longer in compliance with NASDAQ Listing Rule 5605, requiring a company’s audit committee to be comprised of at least three independent directors. Consistent with Listing Rule 5605 (c) (4), NASDAQ has granted Acasti a cure period to regain compliance with the audit committee membership requirements no later than August 29, 2016. Acasti intends to satisfy the listing rule requirements by electing the new Board of Directors at the next annual general meeting of shareholders scheduled for July 12, 2016.

Acasti has appointed Ms. Jan D’Alvise as President and Chief Executive Officer effective June 1, 2016 and Ms. D’Alvise has been nominated to join the Board of Directors.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Selected consolidated financial information

The following tables set out selected financial information for the three-month periods ended May 31, 2016 and 2015. The information has been derived from the unaudited consolidated interim financial statements for the three-month periods ended May 31, 2016 and 2015 and the notes thereto, prepared in accordance with IFRS as issued by IASB.

(Expressed in thousands of dollars, except per share data)

	Three-month Period Ended May 31,	Three-month Period Ended May 31,
	2016	2015
	$	$
Total revenues	11,257	2,704
Non-IFRS operating loss[1]	(1,147)	(5,168)
Net loss	(3,824)	(4,966)
Net loss attributable to equity holders of the Corporation	(2,157)	(4,434)
Basic and diluted loss per share	(0.03)	(0.06)

Total assets	100,694	93,256
Working capital[2]	24,152	33,856
Non-current financial liabilities	22,594	13,790
Total equity	63,525	68,790

Key ratios (% of total revenues):
Gross margin	31%	(31%)
Selling, general and administrative expenses	33%	134%
Research and development expenses	20%	64%
Non-IFRS operating loss	(10%)	(191%)

[1]	The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.
[2]	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS

(Expressed in thousands of dollars)

	Three-month Period Ended May 31,	Three-month Period Ended May 31,
	2016	2015
	$	$
Net loss	(3,824)	(4,966)
Add (deduct):
Depreciation and amortization	794	600
Stock-based compensation	482	417
Finance costs	1,129	468
Finance income	(15)	(34)
Change in fair value of derivative financial instruments	(29)	(1,653)
Income taxes	292	–
Acquisition costs	24	–
Non-IFRS operating loss	(1,147)	(5,168)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

(Expressed in thousands of dollars, except per share data)

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	May 31,	February 29,	November 30,	August 31,
	2016	2016	2015	2015
	$	$	$	$
Total Revenues	11,257	10,030	5,520	4,378
Non-IFRS operating loss	(1,147)	(493)	(2,451)	(3,104)
Net loss	(3,824)	(379)	(2,928)	(2,557)
Net income (loss) attributable to equity holders of the Corporation	(2,157)	615	(1,776)	(1,875)
Basic and diluted earnings (loss) per share	(0.03)	0.01	(0.02)	(0.02)

	May 31,	February 28,	November 30,	August 31,
	2015	2015	2014	2014
	$	$	$	$
Total Revenues	2,704	4,021	4,735	2,623
Non-IFRS operating loss	(5,168)	(9,964)	(4,315)	(12,875)
Net income (loss)	(4,966)	(10,679)	74	(14,848)
Net loss attributable to equity holders of the Corporation	(4,434)	(9,220)	(1,333)	(12,725)
Basic and diluted loss per share	(0.06)	(0.12)	(0.02)	(0.17)

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The net loss for the quarter ended May 31, 2016 includes finance costs of $1,129 comprised of interest on loans and borrowings of $635 and foreign exchange loss of $494. The net loss of the quarter ended February 29, 2016 includes a recovery of income taxes of $2,046 related to recognition of previously unrecognized deferred tax assets of the Corporation as a result of future profitability expected from the acquired business of Biodroga and deferred tax on the net results of Biodroga since the acquisition date. The net loss of the quarter ended November 30, 2015 includes a gain resulting from the change in fair value of the derivative warrant liability of $343 and other income from insurance recoveries of $500. The net loss of the quarter ended August 31, 2015 includes unallocated production overheads due to lower than expected level of production of $441, inventory write-down of $945 and reversal of write-down on inventory of $1,406.

The net loss of the quarter ended May 31, 2015 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $1,653 and also includes unallocated production overheads due to lower than expected level of production of $1,733. The net loss of the quarter ended February 28, 2015 includes incremental costs related to the plant issues of $2,048, impairment on inventory of $4,043 due to the degradation of raw material, a bad debt expense of $592 and a loss resulting from the change in fair value of the derivative warrant liability of $681. The net income of the quarter ended November 30, 2014 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $5,043. The net loss of the quarter ended August 31, 2014 includes incremental costs due to plant ramp-up of $2,658, inventory write-down of $2,063, a loss resulting from the change in fair value of the derivative warrant liability of $308 and a bad debt expense of $1,246 related to one significant customer.

SEGMENT DISCLOSURES

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.
•	Cardiovascular segment develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit (loss) before income tax, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing between both segments are based on predetermined rates accepted by all parties involved.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Selected financial information by segment is as follows:

(Expressed in thousands of dollars)

The following tables show selected financial information by segments:

Three-month period ended May 31, 2016

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,254	3	–	11,257
Adjusted EBITDA (non-IFRS operating loss)	1,138	(2,285)	–	(1,147)
Net loss	(1,250)	(3,154)	580	(3,824)
Total assets	121,227	25,746	(46,279)	100,694
Working capital	17,002	7,150	–	24,152

Adjusted EBITDA (non-IFRS operating loss) calculation
Net loss	(1,250)	(3,154)	580	(3,824)
Add (deduct):
Depreciation and amortization	766	609	(581)	794
Finance costs	887	287	(45)	1,129
Finance income	(1)	(59)	45	(15)
Change in fair value of derivative financial instruments	3	(33)	1	(29)
Stock-based compensation	417	65	–	482
Income taxes	292	–	–	292
Acquisitions costs	24	–	–	24
Adjusted EBITDA (non-IFRS operating loss)	1,138	(2,285)	–	(1,147)

Three-month period ended May 31, 2015

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	3,042	5	(342)	2,705
Non-IFRS operating loss	(3,223)	(1,945)	–	(5,168)
Net loss	(4,526)	(966)	526	(4,966)
Total assets	124,689	35,158	(66,591)	93,256
Working capital	18,032	15,824	–	33,856

Non-IFRS operating loss calculation
Net loss	(4,526)	(966)	526	(4,966)
Add (deduct):
Depreciation and amortization	593	588	(581)	600
Finance costs	381	87	–	468
Finance income	(13)	(21)	–	(34)
Change in fair value of derivative financial instruments	–	(1,708)	55	(1,653)
Stock-based compensation	342	75	–	417
Non-IFRS operating loss	(3,223)	(1,945)	–	(5,168)

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

OPERATING RESULTS

(All figures in the section are expressed in thousands of dollars)

Revenues

Total revenues for the three-month period ended May 31, 2016 amounted to $11,257, representing an increase of 316% compared to $2,705 for the three-month period ended May 31, 2015. The increase is primarily due to revenues from Biodroga, the new business acquired on January 7, 2016 and a good performance from krill ingredients with 71% increase versus last year.

Total revenues for the three-month period ended May 31, 2016 include $127 of royalty revenues.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the three-month period ended May 31, 2016 amounted to $3,520 compared to a loss of $842 for the same period in 2015. The increase in gross margin for the three-month period ended May 31, 2016 compared to last year's corresponding period was primarily due to reduction of production costs and better efficiency in operations, and to Biodroga’s contribution. The improvement in the gross margin is also due to last year’s unallocated production overheads related to lower than expected level of production of $1,734.

Gross margin in % of total revenues improved significantly from negative 31% for the three-month period ended May 31, 2015 to positive 31% for the three-month period ended May 31, 2016. The improvement of the gross margin in % is due to the same reasons stated above.

Research and Development (R&D) Expenses

R&D expenses amounted to $2,210 in the three-month period ended May 31, 2016 compared to $1,720 for the corresponding period in 2015, an increase of $490 compared to the same period in 2015. The increase of $490 in the three-month period ended May 31, 2016 is mainly attributable to an increase in R&D expenses in the cardiovascular segment and directly related to drug candidate CaPre®.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $3,757 in the three-month period ended May 31, 2016 compared to $3,622 for the corresponding period in 2015, an increase of $135 compared to the corresponding period in 2015. This increase is mainly attributable to Biodroga’s SG&A expenses and stock-based compensation expense partially offset by a decrease in salaries and benefits, marketing expenses and investor’s relations expenses.

Finance Income

Finance income amounted to $15 in the three-month period ended May 31, 2016 compared to $34 for the corresponding period in 2015, representing a decrease of $19.

Finance Costs

Finance costs amounted to $1,129 in the three-month period ended May 31, 2016 compared to $468 for the corresponding period in 2015, an increase of $661 compared to the same period in 2015. The increase of $661 in the three-month period ended May 31, 2016 is comprised of an increase in interest on loans and borrowings and in foreign exchange loss.

The increase in interest on loans and borrowings in the three-month period ended May 31, 2016 is attributable to the financing of the business acquisition that occurred in January 2016 and to the new financing from B&C that occurred in April 20, 2016. The increase is also attributable to the increase in interest charge on the secured loan from Investissement Quebec, for which the interest rate increased starting on January 1st, 2016.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The increase in foreign exchange loss in the three-month period ended May 31, 2016 is partly attributable to the new loan financing from B&C that is denominated in GBP. The increase is also attributable to the devaluation of the Canadian dollar over the US dollar mainly on cash and short-term investment denominated in US dollars held by the Corporation.

Change in fair value of derivative financial instruments

Change in fair value of derivative financial instruments amounted to a gain of $29 in the three-month period ended May 31, 2016 compared to $1,653 for the corresponding period in 2015. Variation in the change in fair value of derivative financial instruments is mostly attributable to the revaluation of the warrant liabilities related to Acasti’s public offering warrants 2014 for which a gain of $32 was recorded in the three-month period ended May 31, 2016 compared to $1,653 in the three-month period ended May 31, 2015.

Income taxes

The net loss of the quarter ended May 31, 2016 includes deferred tax expense of $292. The deferred income tax expense for the quarter ended May 31, 2016 results from the utilization of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016.

Non-IFRS operating loss

Non-IFRS operating loss reduced by $4,021 for the three-month period ended May 31, 2016 to a non-IFRS operating loss of $1,147 compared to a non-IFRS operating loss of $5,168 for the three-month period ended May 31, 2015.

The reduction of the non-IFRS operating loss of $4,021 for the three-month period ended May 31, 2016 is mainly attributable to an increase in revenues, to a reduction of production costs and better efficiency in operations, and to Biodroga’s contribution. The improvement is also due to last year unallocated production overheads related to lower than expected level of production of $1,734. The improvement is partially offset by an increase in R&D expenses of $484 and in SG&A expenses of $45.

Net Loss

The Corporation realized a consolidated net loss for the three-month period ended May 31, 2016 of $3,824 compared to a net loss of $4,966 for the three-month period ended May 31, 2015, a reduction of $1,142 compared to the same period in 2015.

The reduction in the consolidated net loss of $1,142 for the three-month period ended May 31, 2016 is mainly attributable to the same reasons stated above for the improvement of the non-IFRS operating loss for the three-month period ended May 31, 2016. This reduction is partially offset by an increase in income taxes of $292, an increase in stock-based compensation expense of $95, an increase in finance costs of $662 and by a decrease in the change in fair value gain on derivative financial instruments of $1,625.

LIQUIDITY AND CAPITAL RESOURCES

(All figures in the section are expressed in thousands of dollars)

Our operations, R&D program, capital expenditures and our acquisition are mainly financed through cash flows from operating activities and our liquidities, as well as the issuance of common shares.

The Corporation entered into an interest rate swap, to manage interest rate fluctuations. The fair value of this swap is presented under derivative financial instrument section in the liabilities. Under this decreasing swap with an original nominal value of $5,625 (value of $5,357 as at May 31, 2016), maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounted to $6,952 as of May 31, 2016.

Operating Activities

During the three-month period ended May 31, 2016, the cash used in operating activities amounted to $1,172, compared to $2,955 for the three-month period ended May 31, 2015. The decrease in cash flows used in operating activities for the three-month period ended May 31, 2016 is mainly attributable to the reduction of the net loss incurred for the three-month period ended May 31, 2016 compared to net loss of the three-month period ended May 31, 2015, after adjustments for non-cash items, as explained in the non-IFRS operating loss section above.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Investing Activities

During the three-month period ended May 31, 2016, except for the variation in the short-term investments generating $1,016 of cash to finance operations, the cash flow used for investing activities were for acquisition of property, plant and equipment ($605) mostly related to R&D equipment for Acasti. Last year, an amount of $526 was invested in property, plant and equipment for the reconstruction of the plant.

Financing Activities

During the three-month period ended May 31, 2016, the financing activities generated $673 mainly from increase in loans and borrowings of $3,675 related to new loan from B&C and repayment of loans and borrowings of $2,109. This increase in partially offset by interest paid of $533. During the three-month period ended May 31, 2015, financing activities used $213 of cash mostly from the payment of interest.

At May 31, 2016, the Corporation’s liquidity position, consisting of cash and short-term investments, was $11,557. Of this amount, $7,587 are Acasti’s funds raised through a public and private offering in 2014 for the development of its new products and their marketing. As such the funds are not readily available to the nutraceutical segment. The Corporation has also restricted short-term investments of $3,000 that are pledged for the loan incurred in the acquisition of Biodroga.

The Corporation has an authorized bank line of credit of $1,800, of which $1,120 was available as at May 31, 2016. On April 20, 2016, the Corporation also signed a term loan of approximately $4 million with B&C (see Loan Financing of the Business Overview section).

Management believes that its available cash and short-term investments, available financing, expected gross margin on sales of product, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange additional debt financing. If Acasti does not raise additional funds, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti’s Management has reasonable expectation that they will be able to raise additional funds.

In addition, Acasti is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at May 31, 2016 compared to February 29, 2016 (expressed in thousands of dollars):

Accounts	Increase (Reduction)	Comments
Cash	(196)	Refer to ‘’liquidity and capital resources’’
Short-term investments	(1,247)	Maturity of investments
Trade and other receivables	(2,239)	Receipt of accounts receivables
Prepaid expenses	262	New prepaid expenses
Inventories	(1,329)	Increase of sales
Property, plant and equipment	(75)	Costs related to equipment net of depreciation
Intangible assets	(184)	Depreciation
Deferred tax assets	(292)	Utilization of deferred tax assets
Trade and other payables	(3,102)	Payment of trade and other payables
Deferred revenues	(270)	Recognition of deferred revenues
Loans and borrowings	1,482	Financing from B&C less repayments

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from February 29, 2016.

CONTRACTUAL OBLIGATIONS

(All figures in the section are expressed in thousands of dollars)

Derivatives over the Corporation’s own equity in the amount of $120 at May 31, 2016 do not give rise to liquidity risk because they settle in shares and thus have been excluded from the below table.

The following are the contractual maturities of financial liabilities and other contracts as at May 31, 2016:

						May 31, 2016
Required payments per year (in thousands of dollars)	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables	$6,716	$6,716	$6,716	$–	$–	$–
Loans and borrowings*	29,164	34,689	8,606	21,637	4,446	–
Interest rate swap	21	21	11	10	–	–
Research and development contracts	–	2,712	2,712	–	–	–
Purchase obligation	–	2,002	2,002	–	–	–
Operating leases	–	2,922	684	1,088	706	444
Other agreements	–	105	105	–	–	–
	$35,901	$49,167	$20,836	$22,735	$5,152	$444

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of May 31, 2016, Neptune was compliant with all of its borrowing covenant requirements.

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (“IFRIC”) that are mandatory but not yet effective for the three- month period ended May 31, 2016 and have not been applied in preparing the consolidated interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

IFRS 9 – Financial Instruments

IFRS 15 – Revenue from Contracts with Customers

IFRS 16 – Leases

Further information on these modifications can be found in Note 3 of the May 31, 2016 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (“CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month period ended May 31, 2016 that have materially affected, or are reasonably likely materially affecting its ICFR.

Limitation on scope of design

The Corporation has limited the scope of its disclosure controls and procedures and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the annual filing. The Corporation elected to exclude Biodroga as allowed by National Instrument 52-109 and in accordance with practices accepted by the Autorités des Marchés Financiers.

The table below presents the summary financial information included in the Corporation’s Consolidated Financial Statements for the excluded acquired business:

Biodroga Selected financial information from the statement of earnings (in thousands of dollars)	March 1st - May 31, 2016

Total revenues	$6,581
Operating profit	1,397

Biodroga Selected financial information from the statement of financial position (in thousands of dollars)	As at May 31, 2016

Total current assets	$7,665
Total non-current assets	13,808
Total current liabilities	5,011
Total non-current liabilities	9,105

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MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Additional Information

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at July 11, 2016, the total number of common shares issued and outstanding by the Corporation is 77,945,548 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There are also 777,195 warrants, 4,824,794 options and 323,956 deferred share units. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 153,750 Acasti call-options on shares it owns of the subsidiary outstanding as at the same date, exercisable into one Class A share of the subsidiary. In addition, Acasti has 18,400,000 Series 8 warrants (including 592,500 warrants owned by the Corporation), 161,654 Series 9 warrants and 1,055,801 options outstanding at this date. Each Series 9 warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti. Ten Series 8 warrants are exercisable into one Class A share to be issued from treasury of Acasti. Information about Acasti call-options, options and warrants of Acasti reflect the reverse stock split that occurred on October 14, 2015.

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